

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2013

<u>VIA E-MAIL</u>
Mr. Richard P. Conway
Executive Vice President and Chief Financial Officer
DSI Properties, Inc.
6700 E. Pacific Coast Highway
Long Beach, California 90803

  Re: **DSI Realty Income Fund VI**
       Item 4.01 Form 8-K
       Filed on August 16, 2013
       File No. 002-68926

       DSI Realty Income Fund VII
       Item 4.01 Form 8-K
       Filed on August 16, 2013
       File No. 002-83291

       DSI Realty Income Fund VIII
       Item 4.01 Form 8-K
       Filed on August 16, 2013
       File No. 002-90168

       DSI Realty Income Fund IX
       Item 4.01 Form 8-K
       Filed on August 16, 2013
       File No. 000-14186

       DSI Realty Income Fund X
       Item 4.01 Form 8-K
       Filed on August 16, 2013
       File No. 000-15346

       DSI Realty Income Fund XI
       Item 4.01 Form 8-K
       Filed on August 16, 2013
       File No. 000-18286

Dear Mr. Richard P. Conway:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 8-K FILED ON AUGUST 16, 2013

1.   Please amend your 8-K to state whether the decision to change accountants was recommended and/or approved by any audit or similar committee of the board of directors or the board of directors if such a committee does not exist.   See Item 304(a)(1)(iii) of Regulation S-K.

2.   We note that during the Company's years ended December 31, 2012 and December 31, 2011 and the subsequent interim periods through March 31, 2013, there were no disagreements with Cacciamatta Accountancy Corporation (CAC) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedures, which disagreements, if not resolved to the satisfaction of CAC, would have caused them to make reference in connection with its reports to the subject matter of the disagreements. Please amend your 8-K to cover the entire subsequent interim period from the date of the last audited financial statements up until the effective date of the merger.   See Item 304(a)(1)(iv) of Regulation S-K.   Include an updated letter from CAC addressing your revised disclosure as an exhibit to your Form 8-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551 – 3468 if you have any questions regarding our comment.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Staff Accountant